                                  FORM 11-K




           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934




[ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

                   For the fiscal year ended July 31, 2003

                                     OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934


For the transition period from ______________ to _________________


                       Commission file number 1-16681





     ------------------------------------------------------------------





                             LACLEDE GAS COMPANY
                         WAGE DEFERRAL SAVINGS PLAN


                           THE LACLEDE GROUP, INC.
                              720 OLIVE STREET
                             ST. LOUIS, MO 63101

Financial Statements and Exhibit
--------------------------------

(a)  Financial Statements and Independent Auditors'
     Report
                                                                      Page No.
                                                                      --------

                  Table of Contents                                     F-1
                  Independent Auditors' Report                          F-2
                  Statements of Net Assets Available for
                     Benefits as of July 31, 2003 & 2002                F-3
                  Statements of Changes in Net Assets
                     Available for Benefits for the Years
                     Ended July 31, 2003 & 2002                         F-4
                  Notes to Financial Statements                      F-5 - F-9
                  Supplemental Schedule 1 - Schedule of
                     Assets Held for Investment Purposes
                     at End of Year                                     F-10

(b)  Exhibit

                  Independent Auditors' Consent


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                LACLEDE GAS COMPANY
                                            WAGE DEFERRAL SAVINGS PLAN
                                            --------------------------
                                                   (Registrant)



                                            /s/  Ronald L. Krutzman
                                            ---------------------------------
                                            Ronald L. Krutzman,
                                            Treasurer and Assistant Secretary


Date:  January 26, 2004

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
--------------------------

Financial Statements as of and for the
Years Ended July 31, 2003 and 2002,
Supplemental Schedule as of July 31, 2003 and Independent Auditors' Report

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
--------------------------

TABLE OF CONTENTS                                               PAGE
--------------------------------------------------------------------

Independent Auditors' Report                                     1

Financial Statements as of and for the Years
Ended July 31, 2003 and 2002:

         Statements of Net Assets Available for
         Benefits                                                2

         Statements of Changes in Net Assets
         Available for Benefits                                  3

         Notes to Financial Statements                         4 - 8

Supplemental Schedule as of July 31, 2003:
         Schedule 1 - Schedule of Assets Held
         for Investment Purposes                                 9




------------------------------------------------------------------------------

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

Laclede Gas Company
Wage Deferral Savings Plan

We have audited the accompanying statements of net assets available for benefits of Laclede Gas Company Wage Deferral Savings Plan as of July 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of July 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

St. Louis, Missouri
January 23, 2004

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
--------------------------

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JULY 31, 2003 AND 2002
-------------------------------------------------------------------------------------------------------

                                                                         2003                 2002
                                                                         ----                 ----
CASH                                                                  $     3,743          $         -

INVESTMENTS                                                            89,670,660           76,316,266

CONTRIBUTIONS RECEIVABLE:
Employee Contributions                                                    205,502              164,402
Employer Contribution                                                      74,987               60,355
                                                                 -----------------    -----------------
     Total Contributions Receivable                                       280,489              224,757
                                                                 -----------------    -----------------

ACCRUED INCOME                                                              3,746               11,023
                                                                 -----------------    -----------------

NET ASSETS AVAILABLE FOR BENEFITS                                     $89,958,638          $76,552,046
                                                                 =================    =================









See notes to financial statements.
-------------------------------------------------------------------------------------------------------

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
--------------------------

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JULY 31, 2003 AND 2002

-----------------------------------------------------------------------------------------------------------------------
                                                                                          2003               2002
                                                                                          ----               ----
ADDITIONS:
  CONTRIBUTIONS:
     Employee                                                                           $ 5,232,753        $ 5,461,293
     Employer                                                                             1,933,031          2,014,411
                                                                                      --------------    ---------------
                                                                                          7,165,784          7,475,704
                                                                                      --------------    ---------------
  INVESTMENT INCOME/(LOSS):
     Interest and dividends                                                               1,800,681          1,848,161
     Net appreciation/(depreciation) in fair value of investments                         9,391,901         (9,120,132)
                                                                                      --------------    ---------------
                                                                                         11,192,582         (7,271,971)
                                                                                      --------------    ---------------

TOTAL ADDITIONS                                                                          18,358,366            203,733
                                                                                      --------------    ---------------


DEDUCTIONS:
  DISTRIBUTIONS TO PARTICIPANTS                                                           4,481,721          4,053,717

  NET TRANSFERS TO OTHER PLANS                                                              470,053            607,221
                                                                                      --------------    ---------------

TOTAL DEDUCTIONS                                                                          4,951,774          4,660,938
                                                                                      --------------    ---------------

INCREASE/(DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS                                 13,406,592         (4,457,205)

NET ASSETS AVAILABLE FOR BENEFITS:

BEGINNING OF YEAR                                                                        76,552,046         81,009,251
                                                                                      --------------    ---------------

END OF YEAR                                                                             $89,958,638        $76,552,046
                                                                                      ==============    ===============




See notes to financial statements.
-----------------------------------------------------------------------------------------------------------------------

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
--------------------------

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2003 AND 2002
----------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements of the Laclede Gas Company Wage Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

         INVESTMENT VALUATION - The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are stated at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

         USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

         The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

         ADMINISTRATIVE EXPENSES - The administrative cost of the Plan is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

2.       INFORMATION REGARDING THE PLAN

         The following description pertains to the Plan as in effect during the years ended July 31, 2003 and 2002 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

         GENERAL - The Plan is a defined contribution plan which covers collectively bargained employees of the Company, provided they meet the prescribed eligibility requirements. The trustee of the Plan is American Express Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         ELIGIBILITY - To be eligible to participate in the Plan, an employee must be a member of a collective bargaining unit, complete one year of service and attain the age of 21.

         CONTRIBUTIONS - The Plan provides for voluntary employee contributions expressed as a percentage of compensation in one-tenth increments (minimum of 0.9%) or in dollar or half-dollar amounts (minimum $5.00), up to 15% of the participant's compensation, subject to certain Internal Revenue Code ("IRC") limitations. Employee contributions up to 8% of a participant's compensation are matched one-half by the Company. Participants may change the amount of their contributions two times per Plan year to be effective the first payroll date on or after February 1 and August 1.

         VESTING - Participant and Company matching contributions are immediately 100% vested.

         INVESTMENT OPTIONS - Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

         The  nine available investment funds are:

         o    Laclede Group, Inc. Common Stock Fund (including the ESOP)
         o Northern Trust Global Investments Russell 2000 Index Fund (formerly, Pyramid Russell 2000 Index Fund)
         o    American Express Trust Equity Index Base Fund
         o    American Express Trust Bond Fund
         o    American Express Trust Money Market Fund I
         o    American Express Trust Short-Term Horizon Fund 25:75
         o    American Express Trust Medium-Term Horizon Fund 50:50
         o    American Express Trust Long-Term Horizon Fund 65:35
         o    American Express Trust Long-Term Horizon Fund 80:20

         EMPLOYEE STOCK OWNERSHIP PLAN - Effective March 1, 2003, the existing balance of each participant's investment in The Laclede Group, Inc. Common Stock Fund was transferred into an Employee Stock Ownership Plan named The Laclede Group, Inc. - ESOP (ESOP). The ESOP constitutes a separate portion of the Plan, not a separate plan. Employee contributions continue to be invested in the Laclede Group, Inc. Common Stock Fund; employee contributions are not made directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him. The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

         PARTICIPANT ACCOUNTS - In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings, based on participant account balances, as defined in the Plan document.

         LOANS TO PARTICIPANTS - Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 234 weeks, except for primary residence loans, which have a maximum repayment period of 494 weeks. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 12.00% at July 31, 2003.

         PAYMENT OF BENEFITS - Distributions are generally made to participants upon retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. Common Stock Fund and/or the ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

         BENEFITS PAYABLE - Benefits are recorded when paid. There were no distributions payable to Plan participants as of July 31, 2003 and 2002.

3.       INVESTMENTS

         The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

                                                            2003                 2002
         Laclede Group, Inc. Common
         Stock Fund (including shares in
         the ESOP - 2,546,054.195 and
         2,577,078.329 units, respectively)          $28,864,616          $24,500,284

         American Express Trust Equity
         Index Base Fund (1,059,875.828 and
         1,014,922.631 units, respectively)            32,565,745          28,165,118

         Northern Trust Global Investments
         Russell 2000 Index Fund (formerly,
         Pyramid Russell 2000 Index Fund)
         (12,014.880 and 11,584.833 units,
         respectively)                                  6,444,073           5,046,631

         American Express Trust Bond
         Fund (103,068.977 and 92,708.415
         units, respectively)                           7,376,750           6,320,303

         American Express Trust Money
         Market Fund I (8,736,118.750 and
         6,998,399.530 units, respectively)             8,736,119           6,998,399

         Loans to Participants                          3,869,059           3,960,302

         During 2003 and 2002, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $9,391,901 and $(9,120,132), respectively, as follows:

                                                              2003                 2002
         Laclede Group, Inc. Common
         Stock Fund (including shares in the
         ESOP)                                          $4,688,593         $    793,592

         American Express Trust Equity
         Index Base Fund                                 3,050,116           (8,850,571)

         American Express Trust Bond Fund                  306,758              187,168




                                                                         F-8


         Northern Trust Global Investments
         Russell 2000 Index Fund (formerly,
         Pyramid Russell 2000 Index Fund)                1,207,921           (1,028,656)

         American Express Trust
         Short-Term Horizon Fund 25:75                      10,144               (2,740)

         American Express Trust
         Medium-Term Horizon Fund 50:50                     16,846              (25,248)

         American Express Trust
         Long-Term Horizon Fund 65:35                       31,184              (36,155)

         American Express Trust
         Long-Term Horizon Fund 80:20                       80,339             (157,522)


4.       TAX STATUS

         The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the IRC and that, as of July 31, 2003, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.       RELATED PARTIES

         Certain Plan investments are units of funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions.

                                                     SUPPLEMENTAL SCHEDULE 1

LACLEDE GAS COMPANY
WAGE DEFERRAL SAVINGS PLAN
--------------------------

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(FORM 5500, SCHEUDLE H, PART IV, ITEM 4i)
7/31/2003

-------------------------------------------------------------------------------------------------------------------------------

  (a)                   (b)                                          (c)                                  (d)         (e)
         Identity of issue, borrower, lessor   Description of investment including maturity date,                    Current
           or similar party                      rate of interest, collateral, par or maturity value      Cost        Value

   *     Laclede Group, Inc.
           Common Stock Fund                   Company stock fund (2,546,054.195 units)                             $28,864,616
            (including the ESOP)

   *     American Express Trust Equity
           Index Base Fund                     Common/collective trust (1,059,875.828 units)                         32,565,745

         Northern Trust Global Investments
           Russell 2000 Index Fund             Common/collective trust (12,014.880 units)                             6,444,073

   *     American Express Trust Bond Fund      Common/collective trust (103,068.977 units)                            7,376,750

   *     American Express Trust
           Money Market Fund I                 Common/collective trust (8,736,118.750 units)                          8,736,119

   *     American Express Trust
           Short - Term Horizon Fund 25:75     Common/collective trust (9,936.329 units)                                181,080

   *     American Express Trust
           Medium - Term Horizon Fund 50:50    Common/collective trust (16,274.638 units)                               347,952

   *     American Express Trust
           Long - Term Horizon Fund 65:35      Common/collective trust (40,463.189 units)                               429,395

   *     American Express Trust
           Long - Term Horizon Fund 80:20      Common/collective trust (40,682.175 units)                               855,871

   *     Loans to Participants                 Loans to participants (3,869,058.770 units)                            3,869,059
                                                 Interest rate  5.00% - 12.00%

         *  Party-in-interest.

         Exhibit to Form 11-K (Wage Deferral Savings Plan)

         INDEPENDENT AUDITORS' CONSENT

         We consent to the incorporation by reference in Registration Statement No. 333-90254 of Laclede Gas Company on Form S-8 of our report dated January 23, 2004, appearing in this Annual Report on Form 11-K of Laclede Gas Company Wage Deferral Savings Plan for the year ending July 31, 2003.




         DELOITTE & TOUCHE LLP

         St. Louis, Missouri
         January 23, 2004